SALARY INCREASE RIDER

This rider is part of Your policy. It is issued based on the information given in the application and deduction from the Policy Value of the monthly cost of the benefits provided by this rider. All policy definitions, provisions and exceptions apply to this rider unless changed by this rider. The effective date of this rider is the Policy Date unless another date is shown on the current Data Pages. There is a charge to purchase this rider. Please refer to Your current Data Pages.

DEFINITIONS

EMPLOYER - is the person or business for whom the Insured is working, as shown on the application for this rider. If that business is purchased, the new business will be considered the Employer.

MULTIPLIER - is [A plus B] divided by C, where:

A	is the Face Amount on the Effective Date of this rider;

B	is the amount of any Other Employer Purchased Insurance reported to Us by the Employer as of the Effective Date of this rider; and

C	is the Insured’s Salary as shown on the application for this rider.

This Multiplier may be increased provided You supply Us with evidence which satisfies Us that the Insured is qualified for the increase under Our underwriting guidelines then in effect. The Multiplier is shown on the current Data Pages.

OTHER EMPLOYER PURCHASED INSURANCE - is the amount of group and individual life insurance in force on the life of the Insured (other than the insurance provided by the policy to which this rider is attached) for which premiums are paid in whole or in part by the Employer. If this amount exceeds the limits established by Our underwriting guidelines in effect when the Multiplier is being calculated, Other Employer Purchased Insurance shall mean the maximum amount provided in those underwriting guidelines.

If this rider and the policy to which it is attached are integrated with the Other Employer Purchased Insurance for the Insured’s benefit plan, the amount of the Other Employer Purchased Insurance as of the Effective Date of this rider will be used in calculating the Multiplier and the amount of increase available under each increase option.

SALARY - is the Insured’s annual compensation as reported to Us by the Employer and as reportable on the Insured’s W-2 Wage and Tax Statement.

SALARY REVIEW DATE - is the month and day for the annual increase under this rider as shown on the current Data Pages.

THE INCREASE OPTION

You have the right to purchase additional insurance on the Insured’s life, without evidence of insurability, subject to the provisions of this rider, as long as Your policy and this rider are in force and not in a grace period.

While the Insured is actively engaged in employment at the Employer’s usual place or places of business as noted on the application for this rider, and while the Insured is performing normal daily job duties, increases are available on every Salary Review Date from the first Salary Review Date to the Salary Review Date nearest the Insured’s Attained Age 65, subject to the provisions of this rider.

Each increase will be made based on the Insured’s Attained Age on the current policy anniversary. The increase will be in a risk class equivalent to that shown on the current Data Pages.

If the Insured’s salary has not changed or has decreased as of the Salary Review Date, additional insurance will not be offered under this rider on that date.

AMOUNT OF INCREASE

Increases are subject to Your acceptance, to the provisions of this rider and any other applicable policy provisions, including any exclusions or limitations.

The amount of the increase will be [A multiplied by B] minus C minus D, where:

A	is the Insured’s Salary as reported for the current Salary Review Date;

B	is the Multiplier shown on the current Data Pages;

C	is any Other Employer Purchased Insurance which remains in force on the current Salary Review Date; and

D	is the current Face Amount of Your policy on the current Salary Review Date.

EXAMPLE: If Your Face Amount is $150,000, the Multiplier is 3, the Insured’s Salary on the Salary Review Date is $60,000, and Other Employer Purchased Insurance is $15,000, the amount of increase is $15,000.

[$60,000 X 3] - $15,000 - $150,000 = $15,000.

LIMITS ON INCREASE

MAXIMUM INCREASE - Any increase We offer You will not exceed the lesser of 1 or 2 below.

1.	[A multiplied by B] minus C, where:

A	is the Maximum Increase Percentage shown on the current Data Pages;

B	equals the Face Amount as of the Policy Date or the last policy anniversary, whichever is later, plus Other Employer Purchased Insurance; and

C	equals any Face Amount increase(s) and any increases in Other Employer Purchased Insurance since the Policy Date or the last policy anniversary, whichever is later.

2.
The Maximum Increase Amount shown on the current Data Pages minus any Face Amount increase(s) and any increase in Other Employer Purchased Insurance since the Policy Date or the last policy anniversary, whichever is later.

LIFETIME MAXIMUM INCREASE - Notwithstanding anything to the contrary in this rider, the aggregate Face Amount increases may at no time exceed the Lifetime Maximum Increase Amount shown on the current Data Pages.

EFFECTIVE DATE OF INCREASE

Any increase offered under this rider, unless timely rejected, will be effective on the Monthly Date immediately following the date of Our increase offer.

ACCEPTANCE AND REJECTION OF INCREASE

Your Planned Periodic Premium will be increased for any Face Amount increase made under this rider unless We receive Notice to the contrary. We will offer any increase of Face Amount under this rider by notifying You of the increase. We will then send You new Data Pages reflecting the changes in Your policy due to such increase.

You may reject an increase by sending Us Notice prior to the effective date of the increase.

MONTHLY POLICY CHARGES

The Monthly Policy Charge will be increased to cover the costs and charges for any increase in protection made under this rider. This increase will be based on the risk class shown on the current Data Pages.

WAIVER BENEFITS

If Your policy has a rider that provides any benefits due to disability, We will increase such benefits when an increase occurs under this rider. The Monthly Policy Charge for the waiver rider will be increased accordingly. No evidence of insurability will be required. For more information, see the rider providing those benefits.

MISSTATEMENT OF SALARY

If the Insured’s Salary is misstated, We may:

1.	reduce any benefits to reflect the correct Salary; or

2.	exercise any other rights available to Us which are not excluded by the Incontestability provision of the policy.

TERMINATION

This rider terminates, with no further increases available, on the first of:

1.	the Insured’s Attained Age 65;

2.	Your rejection of an increase;

3.	the termination of Your policy;

4.	any decrease in insurance which causes the Face Amount to be less than [A multiplied by B] minus C, where:
A    is the Insured’s Salary;
B    is the Multiplier; and
C    is any Other Employer Purchased Insurance;

1.	the Insured’s leaving the employment of the Employer;

2.	any failure to provide updated Salary information as required by this rider; or

3.
Our receipt of Your Notice to cancel the rider. The change will be effective on the Monthly Date on or next following the date We receive Your Notice. We may require You to send Your policy to Our Home Office to record the cancellation.

REINSTATEMENT

In addition to all other policy conditions for reinstatement, this rider may be reinstated as part of Your policy whenever an underwritten increase is made in Your Face Amount, provided that increase is issued at an available risk class for this rider and subject to Our then current underwriting guidelines.

This rider will be reinstated in a risk class We determine based on information provided in the application for reinstatement.

/s/ Deanna D. Strable-Soethout
___________________________
President

Principal National Life Insurance Company
Des Moines, Iowa 50392-0001